8/11/03
AH
822-2003





U
SECURITIES AN 03051162 N
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 20018 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Research Co.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 Louisiana Avenue, Suite 5A
(No. and Street)

| Winter Park | FL | 32789 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Robert Goldman, Jr. (407)628-1156
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Myers, Douglas L.
(Name — *if individual, state last, first, middle name*)

| 650 Shawan Falls Drive, Ste 200 | Dublin | OH | 43017 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

PROCESSED
AUG 25 2003
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CM

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

# OATH OR AFFIRMATION

I, W. Robert Goldman, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Research Co., as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

I hereby certify that on February 14, 2003 personally appeared W. ROBERT GOLDMAN Jr. to me known to be the person described and who acknowledged executing the foregoing instrument and acknowledged he executed same.

Signature

President

Title

Cindy Q. Chambers

Notary Public


NOTARY PUBLIC
STATE OF FLORIDA
Cindy Q. Chambers
Commission # DD 027659
Expires June 30, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL RESEARCH COMPANY, INC.

## FINANCIAL STATEMENTS

DECEMBER 31, 2002

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Financial Research Company, Inc.

We have audited the accompanying balance sheet of Financial Research Company, Inc. (a Georgia corporation), as of December 31, 2002, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Financial Research Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Research Company, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Douglas L. Myers & Associates

January 12, 2003

FINANCIAL RESEARCH COMPANY

BALANCE SHEET

DECEMBER 31, 2002

| | | |
|---|---|---|
| **ASSETS:** | | |
| Cash | $ | 36 |
| Certificate of Deposit | | 7,000 |
| Sales Commissions Receivable | | 1,256 |
| Accrued Interest Receivable | | 10 |
| Total Assets | | 8,302 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY:** | | |
| Accrued Commissions Payable | $ | 1,108 |
| Total Liabilities | | 1,108 |
| Shareholders' Equity: | | |
| Common Stock, $.01 Par Value Per Share, (100,000 Shares Authorized, 30,750 Issued and 1,375 Shares Outstanding) | $ | 308 |
| Capital in Excess of Par Value | | 65,078 |
| Retained Earnings | | 18,701 |
| | | 84,087 |
| Common Stock Held in Treasury, at Cost | | (76,893) |
| TOTAL SHAREHOLDERS' EQUITY | | 7,194 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ | 8,302 |

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF OPERATIONS

DECEMBER 31, 2002

| | |
|---|---|
| Revenues: | |
| Commissions | $ 71,336 |
| Interest | 320 |
| | $ 71,656 |
| Expenses: | |
| Commissions | 54,186 |
| Consulting Fees | 14,697 |
| Taxes and Licenses | 2,373 |
| Legal and Accounting | 400 |
| Total Expenses | $ 71,656 |
| Net Income | $ -- |

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

December 31, 2002

| | Common Stock | Capital in Excess of Par Value | Retained Earnings | Treasury Stock |
|---|---|---|---|---|
| Balance December 31, 2001 and 2002 | $ 308 | 65,078 | 18,701 | (76,893) |

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

INCREASE (DECREASE) IN CASH AND EQUIVALENTS

| | |
|---|---|
| Cash Flows - Operating Activities (Note 3): | |
| Commissions Received | $ 88,331 |
| Interest Received | 338 |
| Commissions Paid | (71,199) |
| Cash Paid to Vendors and Others | (17,470) |
| Net Cash Flows Provided by Operating Activities | -- |
| Net Increase in Cash and Cash Equivalents | -- |
| Cash and Cash Equivalents at Beginning of Year | 36 |
| Cash and Cash Equivalents at End of Year | $ 36 |

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

| | |
|---|---|
| Reconciliation of Net Income to Net Cash Provided by Operating Activities: | |
| Net Income | $ -- |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | |
| Decrease in Commissions Receivable | (16,995) |
| Decrease in Interest Receivable | ( 19) |
| Decrease in Commissions Payable | 17,014 |
| Total Adjustments | -- |
| Net Cash Provided by Operating Activities | $ -- |

The accompanying notes are an integral part of this statement.

FINANCIAL RESEARCH COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Summary of Significant Accounting Policies

Revenues are earned from commissions received by the Company under a clearing agreement with Bear, Stearns & Company, Inc. The Company forwards instructions for buying and selling common and preferred stocks, bonds and options for its customer's accounts to Bear, Stearns & Company, Inc. for execution.

Commissions are paid monthly when received from Bear, Stearns & Company, Inc. The Company's primary commission agent owns all of the outstanding shares of the Company. Services are performed under a commission agreement with the Company which has been in effect since 1980.

2. Changes in Liabilities Subordinated to Claims of General Creditors

No liabilities were subordinated to claims of general creditors at December 31, 2002, therefore, no changes are reportable herein.

3. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of six months or less, when purchased, to be cash equivalents.

4. Income Taxes

The Company has elected Subchapter S status for Federal Income Tax reporting. Under Subchapter S, the income or loss of the Company is taxed to the Company's sole shareholder. Therefore, no income tax provision or benefit and accrued or deferred income taxes has been included in the attached financial statements.

# SUPPLEMENTARY INFORMATION

Schedule I

# FINANCIAL RESEARCH COMPANY, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2002

| | |
|---|---|
| Common Stock | $ 308 |
| Capital in Excess of Par Value | 65,078 |
| Retained Earnings | 18,701 |
| | ------ |
| | 84,087 |
| Less Treasury Stock | (76,893) |
| | ------ |
| Total Ownership Equity | $ 7,194 |
| Deduct: | |
| Accrued Interest Receivable | 10 |
| | ------ |
| Net Capital | $ 7,184 |
| | ====== |

Schedule II

FINANCIAL RESEARCH COMPANY, INC.

COMPUTATION OF BASIC NET

CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

| | | | |
|---|---|---|---|
| 1. | Minimum Net Capital Required (6.67% of Aggregated Indebtedness- See Statement of Computation of Aggregate Indebtedness) | $ | 74 |
| 2. | Minimum Dollar Net Capital Requirement | $ | 5,000 |
| 3. | Net Capital Required (Greater of 1. or 2.) | $ | 5,000 |
| 4. | Excess Net Capital: | | |
| | Net Capital | $ | 7,184 |
| | Less: Required Net Capital | | 5,000 |
| | | $ | 2,184 |
| 5. | Excess Net Capital at 1000%: | | |
| | Net Capital | $ | 7,184 |
| | Less: 10% of Aggregate Indebtedness | | 111 |
| | | $ | 7,073 |

Schedule III

FINANCIAL RESEARCH COMPANY, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

| | | |
|---|---|---|
| 1. | Total Aggregate Indebtedness from Balance Sheet | $ 1,108 |
| 2. | Total Net Capital | $ 7,184 |
| 3. | Percentage of Aggregate Indebtedness to Net Capital | 15.4% |
| 4. | Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d) | 13.4% |

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Financial Research Company, Inc.:

We have examined the financial statements of Financial Research Company, Inc. as of December 31, 2002, and have issued our report thereon dated January 12, 2003. As part of our examination, we have made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the consolidated financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Financial Research Company, Inc. that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Financial Research Company, Inc. taken as a whole. However, our study and evaluation disclosed no condition that our believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Sandra L. Meyers & Associates

January 12, 2003

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Financial Research Company, Inc.:

Based upon our understanding of exemption K(2) under Rule 15c3-3, the Company is not required to file the computation for determination of reserve requirement (item H of the annual audited report, Form X-17(a)5, Part III).

Douglas L. Myers & Associates

January 12, 2003